March 4, 2025

Via Electronic Mail and Courier

Ms. Sarah S. Kelleher, Vice President and Secretary

BNY Mellon Municipal Bond Infrastructure Fund, Inc.

c/o BNY Mellon Investment Adviser, Inc.

240 Greenwich Street

New York, NY 10286

Re: BNY Mellon Municipal Bond Infrastructure Fund, Inc. (the "Fund")

Dear Ms. Kelleher,

Saba Capital Management, L.P. ("Saba") is the investment adviser to Saba Capital Master Fund, Ltd. (the "Proponent"), the owner of [●] shares of common stock, par value $0.001 per share of the Fund (the "Common Shares"). The Proponent has held Common Shares representing a market value of $25,000 or more continuously for more than one year prior to and including the date hereof.

In accordance with Rule 14a-8 promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Saba, on behalf of the Proponent, submits the following proposal for presentation to the Fund's stockholders at the Fund's 2025 annual meeting of stockholders, including any postponement or adjournment or special meeting held in lieu thereof (the "Meeting").

The Proponent's proposal pursuant to Rule 14a-8 of the Exchange Act (the "Proposal") is as follows:

RESOLVED, that the shareholders of BNY Mellon Municipal Bond Infrastructure Fund, Inc. (the "Fund") request that the Board of Directors of the Fund (the "Board") take all necessary steps in its power to declassify the Board so that all directors are elected on an annual basis starting at the next annual meeting of shareholders.  Such declassification shall be completed in a manner that does not affect the unexpired terms of the previously elected directors.

Saba hereby represents that the Proponent has continuously and beneficially owned Common Shares with a market value of not less than $25,000 for at least one year prior to the date of the submission of Proposal, and intends to continue to hold the requisite number of Common Shares through the date of the Meeting.  A letter from the Proponent's broker confirming the above ownership is attached as Exhibit A hereto.

In accordance with Rule 14a-8(b)(1)(iii) of the Exchange Act, the Proponent represents that its representatives are able to meet with the Fund via teleconference no less than 10 calendar days, nor more than 30 calendar days, after submission of the Proposal.  The Proponent will assume that the regular business hours of the Fund's principal executive offices, which are located in New York, are between 9:00 a.m. and 5:30 p.m. ET, unless otherwise notified by the Fund. To that end, certain representatives of the Proponent are available to discuss the Proposal during the following business days and at the following times by teleconference:

  March 14, 2025, between 10:00 a.m. and 1:00 p.m. ET
  March 17, 2025, between 10:00 a.m. and 1:00 p.m. ET
  March [●], 2025, between 10:00 a.m. and 1:00 p.m. ET

The Proponent's contact information is as follows:

c/o Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, New York 10174

Attn: Michael D'Angelo

Email: Michael.Dangelo@sabacapital.com

Please notify us as soon as possible if you would like any further information or if you believe this notice is deficient in any way or if additional information is required so that the Proponent may promptly provide it to you in order to cure any deficiency.

Thank you for your time and consideration.

Sincerely,

By:	Saba Capital Management, L.P.

Name: Michael D'Angelo Title: Chief Operating Officer and General Counsel

cc: The Board of Directors of the Fund

EXHIBIT A

Broker Letter

[See attached]